Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RPS Manufacturing LLC
2301A Old St. James Road
Rolla, MO 65401
www.M2Shocks.com

Up to $107,000.00 in Profit Interest Units at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: RPS Manufacturing LLC
Address: 2301A Old St. James Road, Rolla, MO 65401
State of Incorporation: MO
Date Incorporated: August 11, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Profit Interest Units
Offering Maximum: $107,000.00 | 107,000 shares of Profit Interest Units
Type of Security Offered: Profit Interest Units
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $247.00

**Maximum subject to adjustment for bonus shares. See Bonus info below*

Perks* and Investment Bonuses

If you invest $500+, you will receive a 5% bonus and 2(ea.) T-Shirts

If you invest $1,000+, you will receive a 10% bonus and 2(ea.) T-Shirts and Hoodies

If you invest $2,500+, you will receive a 15% bonus and 2(ea.) T-Shirts, Hoodies, and Light Jackets

If you invest $5,000+, you will receive a 20% bonus and 2(ea.) T-Shirts, Hoodies, and all weather jackets.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

RPS Manufacturing LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 units at $1.00 / unit, you will receive 110 unis, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

RPS Manufacturing LLC dba M2.Shocks is a US Based manufacturer and service provider for Powersports suspension components. We are unique in that have organized our company as a service provider although we primarily "sell products". This has lead to an incredible customer service satisfaction level.

By using this strategy we have minimal support after the sale, excellent brand reputation, and successful sales. We spend up 30 minutes on after with the customer BEFORE THE SALE to ensure proper product qualification. This includes detail customer forms to ensure product accuracy from the onset of the sales process.

As of May 2019, RPS Manufactuing now offers not only our flagship drag race products, but now has Harley Davidson and Can Am Spyder products for sale (Added March 2019).

Competitors and Industry

Currently our primary competitor is Penske Racing Shocks in drag racing. With the addition of the Harley Davidson Products, we now compete direct with Progressive, Ohlins, Penske Racing Shocks, Elka, and KTEC susension. Having worked with Penske and Ohlins and as a former Manager at JRi Shocks, we believe they are not prepared to compete with our "service first" strategy. This will allow immediate market penetration and consistency in growth and product success.

Current Stage and Roadmap

RPS Manufacturing has completed designing and offering its core products AND practices. Specifically, we have our products & primary order processes refined and in place. This includes invoicing, build, and delivery processes. Our primary performance branding product (Metric Drag Race Shocks) is in place and established as a "world record setting product". We are now selling our "mainstream products" that leverage the branding and already are very successful (Harley Davidson and Can Am Spyder/Trike).

We are now ready to increase production (and revenue). Our goal is to agressively grow our business with the Harley and Can Am Spyder line. We will be adding an integrated CRM application with our Website to enhance our customer data by July 2019. This will steamline our back office practices, which in turn will improve productivity and overall organization effiency.

The Team

Managers

Name: Marcus McBain

Marcus McBain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, President, CEO, Manager
  Dates of Service: November 18, 2015 - Present
  Responsibilities: Strategic Management as well as "Day to Day" operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the UNITS should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any UNIT purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Profit Interest Unit that an investor is buying has no voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The PROFIT INTEREST UNIT that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting profit interest units as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse

to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Marcus McBain	800,000	Membership Units	100.0

The Company's Securities

The Company has authorized Profit Interest Units, and Membership Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Profit Interest Units.

Profit Interest Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Profit Interest Units.

Material Rights

Distribution rights and preferences –Distributions are pro rata to all interest holders based on their Percentage Interests (Section 4.4(a))

Liquidation rights and preferences – Liquidation is pro rata to all interest holders based on their Percentage Interests (Section 11.3(C) & 4.4(a)

Drag Along/Tag Along - Drag along rights per Section 8.1, if a purchaser agrees to purchase a sufficient number of Units from existing Members that results in a Change of Control, the selling Members can force the other members to sell on the same terms

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Membership Units

The amount of securities outstanding is 800,000.

Material Rights

Distribution rights and preferences –Distributions are pro rata to all interest holders based on their Percentage Interests (Section 4.4(a))

Liquidation rights and preferences – Liquidation is pro rata to all interest holders

based on their Percentage Interests (Section 11.3(C) & 4.4(a)

Distribution (Dividend) rights – Distribution Rights, are pro rata to all interest holders based on their Percentage Interests (Section 4.4(a))

Preemptive rights – None.

Right of first refusal – None.

Drag Along/Tag Along - Drag along rights per Section 8.1, if a purchaser agrees to purchase a sufficient number of Units from existing Members that results in a Change of Control, the selling Members can force the other members to sell on the same terms.

What it means to be a minority holder

As a minority holder of Profit Interest Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional common units. In other words, when the company issues more common units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of common units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, common units or warrants) into stock.

If the company decides to issue more common units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $80,000.00
  Number of Securities Sold: 80,000
  Use of proceeds: The funds were used to purchase initial start up equipment (53($K) for Benches, Shock Dynamometer, Tooling, etc.) and basic inventory (24($K) for springs, shock kits, consumable/non-inventory equipment), and 3,000.00 for operating cash.
  Date: April 15, 2016
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Both years (2017-2018) have or will show negative net income, simply put the Principal (Marcus McBain) has re-invested over $150,000.00 in infrastructure to create the ability to deliver higher amounts of revenue. This included everything from Mills and Lathes to speciality tools for metal testing and prescise assembly testing.

The company should not see any need to capitialize extensively in the near future. We believe the infrastructure possessed will carry us to to sales growth without extensive capitalization. Since its inception, the company identified 750($K) a year in revenue as its "breakout velocity". Specifically, the Principal believes this revenue amount allows growth and ability to capitalize with reasonable debt terms.

Our basic structure is Products are priced at 2.25 to 2.75 times the cost of parts with adjusted gross (production, marketing, and delivery costs) of 1.75 to 2.25 times the original cost of parts. This gives us an adjust gross of approximately 32.5% to 37.5%. Service and Service based products generally enjoy a 60% to 65% adjusted gross margin. With a goal of 65% of sales from manufactured products and 35% of sales from service or service based products, we are targeting a goal of $325,000.00 in gross sales.

Growth is always challenged by the ability to capitlize. Our entire focus is to get the company to 750($K) in annual revenue to allow reasonably unlimited ability to grow without constant "cash concerns".

Historical results and cash flows:

The company has spent over $300,000.00 capitalizing this company with the equipment it will need to be successful. Aside from the aforementioned equipment, there is literally over $75,000.00 in "Branding Equipment" (i.e. Laser Engraving Machine) and a full and robust inventory. In addition, we invested over $40,000.00 in prototype inventory for our Harley Davidson, Metric Sportbike, and Can-Am Spyder Lines...with finalized designs this investment is paying off. Our goal is to reach 750($K) in annual revenue by 2020. We are ready to "fly as they say".

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently the company has used most of its short term debt facilities to complete the new product development (approximately 75($K) in total). With the capitalization for all the new product development completed, the company is using cashflow (approximately 25($K) to 37.5($K) monthly) to quickly pay down our debt facilites.

Our goal is to restore our capital facilities within 60 days and have 50($K) - 75($K) "always available".

How do the funds of this campaign factor into your financial resources? (Are these **funds critical to your company operations? Or do you have other funds or capital resources available?**)

Over half of the "advertised capital schedule items" in this offering has already started. We have used our debt facilities to accomplish this "start". This capital will allow

approximately 50($K) of capital costs to be reimbursed for the stabilization fo the company. The remainder of the capital will complete the workscope listed in this offering. A full capitalization will allow the company to have over 100($K) in short term capital available from its current facilities with less than 100($K) in long term debt owed.

We will continue to organically grow (at a much slower rate) irregardless of the success of this offering. We have conventional debt facilities available that provide over 50($K) of credit that we use and maintain.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds will not affect the company's ability to operate, but rather enhance the balance sheet and ensure company health. The company will continue to operate, but at the same time fight "break out velocity" to reach an annual sales that we believe will allow a more "agressive organic growth" trend.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will continue to operate indefinitely with or without any cash infustion. With all the infrastructrue purchased and installed (Tooling, machinery, consumable inventory, etc.), we still primarily operate under a "20 widgets sold", "X" Profit made, and then repurchase the parts, materials, and consumables to sell another 20 widgets. If it goes well, we replace the 20 widgets sold with 22 widgets and this increases the opportunity for more revenue.

We are like all small companies and continuously fight economies of scale issues.

How long will you be able to operate the company if you raise your maximum funding goal?

As mentioned, we are an established business. We sell products based on a target of 38% Gross Margin. We will operate indefinitely, we are not a startup. Sales affect employee hours, advertising/marketing, and overall profitability just like every single business in the world.

We have established revenue and are viable on a long term basis. Again, this cash is to "break out" of our current revenue schedule by having capital for more inventory, implementation of technologies, and completion of the items described in this offering..

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have debt facilities and conventional loans that we constantly use/pay/renew as needed as business allows.

Indebtedness

- **Creditor:** Phelps County Bank LOC
  Amount Owed: $91,700.00
  Interest Rate: 4.8%
  Maturity Date: October 14, 2021

- **Creditor:** PCB Term Loan
  Amount Owed: $25,370.00
  Interest Rate: 4.8%
  Maturity Date: October 14, 2021

- **Creditor:** Meramec Regional Planning Commission/
  Amount Owed: $59,458.60
  Interest Rate: 6.0%
  Maturity Date: December 12, 2024

- **Creditor:** Marlin Financial
  Amount Owed: $4,666.20
  Interest Rate: 18.0%
  Maturity Date: September 09, 2020

- **Creditor:** CFG
  Amount Owed: $17,392.00
  Interest Rate: 40.0%
  Maturity Date: February 03, 2020

- **Creditor:** Green Financial
  Amount Owed: $13,989.00
  Interest Rate: 45.0%
  Maturity Date: December 12, 2019

- **Creditor:** Paypal Loan Builder
  Amount Owed: $14,867.42
  Interest Rate: 18.0%
  Maturity Date: February 01, 2020

- **Creditor:** Discover Credit

Amount Owed: $8,754.00
Interest Rate: 18.0%
Maturity Date: October 11, 2021

- **Creditor:** Paypal Capital
  Amount Owed: $32,345.00
  Interest Rate: 10.0%
  Maturity Date: March 04, 2020

Related Party Transactions

Valuation

Pre-Money Valuation: $800,000.00

Valuation Details:

The company value is projected by the Manager at $800,000.00. This value is not certified nor reviewed for accuracy by any third party. The company has estimated (financials have not been reviewed/certified by the accountant for FY 2018) that EBITDA is approximately $135,000.00.

The estimation of value has been derived from Industry acceptable formulas to determine that provide for reasonable "values of a business". With anticipated growth, aggressive infrastructure capitalization (i.e. Mills, Lathes, Laser Etching machine, etc.), and solid history of revenue growth, the Company has arbitrarily used the higher calculations of available formulas to determine business value.

We have primarily used EBITDA to establish value and used approximately 6x as the multiplier of to establish value to conclude the value of the company of $800,000.00. Per Jeffery Kadlic of Evolution Capital Partners, "If a company is in a high-growth market, it can expect a significant acquisition premium a buyout offer that is several times more than its most recent EBITDA. Generally, the multiple used is about four to six times EBITDA."

Year by year shows growth at:

2016: Sales $103,387.25

Gross Profit $20,332.72

2017: Sales $279,637.26

Gross Profit $115,193.05

2018: Sales $344,603.05

Gross Profit $168,465.52

2019 will see the first of many new products to come. The company has primarily sold Powersports Drag Racing Shocks. March 2019 saw the introduction of Harley Davidson and Can Am Spyder products.

The final current value of the company may be less or more pending certification of financials and final EBIDTA derived by a CPA.

REFERENCE #1 – Houston Chronicle article of valuation by Sam Ashe Edmunds as reviewed by Michelle Seidel, B. Sc, LL.B, MBA. https://smallbusiness.chron.com/simple-formula-determine-value-business-69956.html

REFERENCE #2 – Accounting Tools/Continuing Professional Education Self-Study Courses Article: https://www.accountingtools.com/articles/business-valuation-formula.html

REFERENCE #3 – Axial article by Jeffrey Kadlic of Evolution Capital Partners

https://www.axial.net/forum/use-ebitda-valuation-small-business/

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  94.0%
  We will use 100% of the net proceeds to procure inventory

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  45.0%
  Our total goal for inventory procurement is 45,000.00

- *Company Employment*
  4.0%
  This will provide ramp up of 30 days to bring in a new employee

- *Marketing*
  15.0%

THis will be used to update our website and employ a CRM application

- *Working Capital*
  20.0%
  This will primarily be used for debt reduction

- *Legal and Accounting costs*
  10.0%
  This will provide all legal costs associated with Startengine.com and to update/review financials with accounting firm.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.M2Shocks.com (https://www.m2shocks.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rps-manufacturing-llc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

RPS Manufacturing LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2018

I, Marcus McBain, the President of RPS Manufacturing LLC, hereby certify that the financial statements of RPS Manufacturing LLC and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of 253,507.00 with a taxable income of $0.00, and total tax of $0.00.

For the year 2018, the amounts reported on our tax returns will be a total $341,300.10 income with a yet to be determined taxable income and total tax.

RPS Manufacturing LLC has not yet filed its federal tax return for 2018. Taxes are projected to filed October 15th via E-file with the to be the last year the company taxes are filed as a "single member LLC"

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the August 17, 2019 (Date of Execution).

____

Marcus McBain

President RPS Manufacturing LLC

August 17, 2019

RPS MANUFACTURINGLLC
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2017 and 2018	3
Statements of Profit and Los as December 31, 2017 and 2018	4
Statements of Cash Flows for the years ended December 31, 2017 and 2018	5
Notes to the Financial Statements	6-9

RPS Manufacturing LLC
dba M2.Shocks
Balance Sheets
December 31, 2018 and 2017

Assets

	2018	2017
Current Assets		
Cash in bank-PCB 0800	$ 1,327.16	$ 2,963.95
Cash in bank-PCB0801	15,003.51	2,575.16
Accounts receivable	25,782.92	943.45
Inventory	39,960.27	49,518.40
Total Current Assets	82,073.86	56,000.96
Property and Equipment		
Furniture and fixtures	45,554.58	45,554.58
Machinery and equipment	35,051.07	0.00
Less accumulated depreciation	(32,589.98)	(20,393.92)
Net Property and Equipment	48,015.67	25,160.66
Non Current Assets		
Utility deposit	550.00	0.00
Software, net of amortization	9,850.87	0.00
Total Non Current Assets	10,400.87	0.00
Total Assets	$ 140,490.40	$ 81,161.62

Liabilities and Member's Equity

	2018	2017
Current Liabilities		
Accounts payable	$ 358.69	$ 4,869.21
Credit card payable	26,919.44	21,527.99
FUTA tax payable	79.24	15.35
Accrued payroll	585.71	0.00
Accrued interest	1,203.06	0.00
Note payable-PCB LOC	89,000.00	30,000.00
Note payable-Forward Financing	5,435.52	0.00
Note payable-EBF Partners	6,432.16	0.00
Note payable-Loan Builder	36,000.00	0.00
Sales tax payable	35.97	0.00
Total Current Liabilities	166,049.79	56,412.55
Long-Term Liabilities		
Note payable-Discover	7,497.91	0.00
Note payable-PCB	29,500.00	39,849.51
Note payable-PayPal	24,008.66	30,883.28
Note payable-Hitachi	21,146.89	0.00
Note payable-MRPC/MRDC	67,441.51	75,290.23
Note payable-Last Chance Funding	5,664.55	0.00
Note payable-Marlin	8,554.70	0.00
Total Long-Term Liabilities	163,814.22	146,023.02
Total Liabilities	329,864.01	202,435.57
Member's Equity		
Member's equity	(189,373.61)	(121,273.95)
Total Equity	(189,373.61)	(121,273.95)
Total Liabilities and Member's Equity	$ 140,490.40	$ 81,161.62

RPS Manufacturing LLC
Statements of Income and Member's Equity
For the years ended December 31, 2018 and 2017

	2018 Year to date	% of Income	2017 Year to date	% of Income
Sales				
Sales	$ 341,300.10	100.00 %	$ 282,288.22	111.35 %
Discounts and returns	0.00	0.00	(28,781.04)	(11.35)
	341,300.10	100.00	253,507.18	100.00
Cost of Sales				
Cost of purchases	178,697.43	52.36	92,006.17	36.29
Freight	15,659.19	4.59	0.00	0.00
	194,356.62	56.95	92,006.17	36.29
Gross Profit	146,943.48	43.05	161,501.01	63.71
Operating Expenses				
Salaries and wages	23,281.71	6.82	2,442.15	0.96
Payroll taxes	2,364.46	0.69	0.00	0.00
Total payroll expenses	25,646.17	7.51	2,442.15	0.96
Computer and internet	2,651.31	0.78	7,008.60	2.76
Advertising	20,064.87	5.88	21,793.68	8.60
Bank charges	0.00	0.00	4,983.69	1.97
Credit card fees	5,245.54	1.54	0.00	0.00
Dues and subscriptions	1,316.64	0.39	1,104.06	0.44
Insurance	5,666.69	1.66	1,387.78	0.55
Interest	25,798.16	7.56	3,591.35	1.42
Legal and professional fees	6,864.74	2.01	2,000.00	0.79
Meals and entertainment	8,528.85	2.50	4,259.75	1.68
Postage	0.00	0.00	8,241.94	3.25
Rent	10,240.38	3.00	5,000.00	1.97
Repairs and maintenance	5,035.02	1.48	130.00	0.05
Supplies-office	8,488.01	2.49	0.00	0.00
Supplies-operating	0.00	0.00	44,007.17	17.36
Supplies-shop	21,415.75	6.27	13,484.01	5.32
Taxes and licenses	50.00	0.01	0.00	0.00
Telephone	2,638.48	0.77	2,740.73	1.08
Travel	11,643.87	3.41	20,919.45	8.25
Utilities	6,105.71	1.79	5,890.19	2.32
Depreciation and amortization	17,121.49	5.02	3,525.92	1.39
	158,875.51	46.55	150,068.32	59.20
Total operating expenses	184,521.68	54.06	152,510.47	60.16
Other Income / (Expenses)				
Other income	473.55	0.14	0.00	0.00
	473.55	0.14	0.00	0.00
Net Income / (Loss) before shareholder expenses	(37,104.65)	(10.87)	8,990.54	3.55

	2018 Year to date	% of Income	2017 Year to date	% of Income
Shareholder expenses				
Net Income / (Loss)	(37,104.65)	(10.87)	8,990.54	3.55
Beginning Member's Equity	(131,273.95)		0.00	
Contributions	10,000.00		10,000.00	
Distributions	(30,995.01)		(140,264.49)	
Ending Member's Equity	$ (189,373.61)		$ (121,273.95)	

RPS Manufacturing LLC
dba M2.Shocks
Statements of Cash Flow
For the twelve months ended
December 31, 2018 and 2017

	2018 Year to date	2017 Year to date
Cash Flows from Operating Activities		
Net Income (Loss)	$ (37,104.65)	$ 8,990.54
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	17,121.49	3,525.92
(Gain) loss on sale of equipment	0.00	0.00
(Increase decrease in assets		
Accounts receivable	(24,839.47)	(943.45)
Inventory	9,558.13	(49,518.40)
Other non current assets	(550.00)	0.00
Increase (decrease) in liabilities:		
Accounts payable	880.93	26,397.20
Other current liabilities	108,756.31	30,015.35
Total adjustments	110,927.39	9,476.62
Net cash provided by (used in) operating activities	73,822.74	18,467.16
Cash Flows from Investing Activities		
Purchases of equipment	(49,827.37)	(18,686.58)
Net cash provided by (used in) investing activities	(49,827.37)	(18,686.58)
Cash Flows from Financing Activities		
New borrowings	42,864.05	146,023.02
Reduction of debt	(25,072.85)	0.00
Distributions paid	(30,995.01)	(140,264.49)
Net cash provided by (used in) financing activities	(13,203.81)	5,758.53
Net Increase (Decrease) In Cash and Cash Equivalents	10,791.56	5,539.11
Beginning Cash and Cash Equivalents	5,539.11	0.00
Ending Cash and Cash Equivalents	$ 16,330.67	$ 5,539.11

NATURE OF OPERATIONS

RPS MANUFACTURING LLC was formed on August 11, 2016 ("Inception") in the State of Missouri. The financial statements of RPS MANUFACTURING LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rolla, Missouri.

RPS MANUFACTURING LLC **RPS Manufacturing is a suspension product manufacturer in the powersports industry** *(Harley Davidson, Metric Sport bike, Trike/3 Wheeled, and custom applications)* **that has excellent brand value through numerous world records achieved by our customers in professional drag racing and championships achieved in road racing events.** We have spent years developing and refining our product to bring customers the best custom performance shocks on the market. We are an innovative company by virtue of how we treat our customers and how we engage them BEFORE a purchase. It is as much a business process design as it is an effort or attitude. This is what sets RPS Manufacturing above our competitors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the retail sale of the following Powersports suspension products Drag Racing Shocks (Current Staple/Product Offering), Harley Davidson Shocks (NEW mainline offering), Metric Sportbike Shocks (NEW mainline offering), Can Am Spyder Shocks (NEW mainline offering), Trike, Specialty/Custom, and other customized shocks (NEW mainline offering), Fork Kits - Drag Racing and Road Racing (Current/New Staple/Product Offering) when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns for 2016 & 2017 and therefore is subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Short Term Debt
Phelps County Bank (PCB) Line of Credit
In November 2017, the company entered a line of credit with PCB in the amount of $30,000 that was increased to $90,000. The line of credit has an interest rate of 4.8%. As of December 31, 2018, and 2017, the outstanding balance were $89,000 and $30,000.

Forward Financing LLC
On October 25, 2018, the company entered a future receipt sales agreement with Forward Financing LLC (Purchaser) in the amount of $12,000. There is no interest associated with this transaction and no predetermined repayment term. The total amount of the future receipts being sold by merchant is in the amount of $18,444. As of December 31, 2018, the outstanding balance of this obligation is in the amount of $5,435.52.

Everest Business Funding (EBF)
On October 1, 2018, the company entered a payment rights purchase and sale agreement with EBF in the amount of $17,000. The interest associated with this transaction is 15% and no predetermined repayment term. The total amount of the future receipts being sold by merchant is in the amount of $23,290. As of December 31, 2018, the outstanding balance of this obligation is in the amount of $6,432.16.

Loan Builder-Paypal
In year 2018, the company entered a loan agreement with Paypal in the amount of $36,000. The loan is to be repaid after 52 weekly payments in the amount of $6,950.74. As of December 31, 2018, the

outstanding balance of this loan is $36,000.

Long Term Debt
Discover Loan
In 2018, the company took a loan from its Discover credit card in the amount of 24,500.00 the loan carries an interest rate of 24% and matures after 4 years. As of December 31, 2018, the outstanding balance of the loan is $7,497.91.

Note Payable-PCB
In 2017, the company entered a loan agreement with Phelps County Bank in the amount of 42,000.00.The loan carries an interest rate of 4.8% and matures in 4 years. As of December 31, 2018, and 2017, the loan has an outstanding balance of $29,500 and $39,849.51 respectively.

Line of Credit Paypal
In 2017 the company entered an auto line of credit with Paypal in the amount of $33,000. No contract was signed. The interest rate is 11%. As of December 31, 2018, and December 31, 2017, the outstanding amount of loan is $24,008.66 and $30,883.28 respectively.

Hitachi Capital America Corp
On November 7, 2017, the company entered a lease agreement with Hitachi for several equipment in the total amount of $23,971.98. The loan matures after 36 monthly payments in the amount of $882.16. As of December 31, 2018, the loan has an outstanding balance in the amount of $21,146.89.

Meramec Regional Planning Commission-MRPC/MRDC
On December 12, 2017, the company entered a loan agreement with MRPC/MRDC in the amount of $76,510. The loan carries a yearly interest rate of 6% and matures after 84 monthly payments in the amount $1,117.7. As of December 31, 2018, and 2017, the outstanding balance on the loan is $75,290.23 and $67,441.51 respectively.

Last Chance Funding
On December 20, 2018, the company entered a purchase and sale of future receivables with The LCF Group (Purchaser) in the amount of $7,000. The interest associated with this transaction is 15% and no predetermined repayment term. The total amount of the future receipts being sold by merchant is in the amount of $10,430. As of December 31, 2018, the outstanding balance of this obligation is in the amount of $5,664.55.

Marlin Leasing Corporation
On June 29, 2017, the company entered an installment payment agreement with Marlin Leasing Corporation to finance software. The loan matures after 36 monthly payments in the amount of $388.85. As of December 31, 2018, the outstanding balance is $8,554.70.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Hitachi Capital America Corp
On November 7, 2017, the company entered a lease agreement with Hitachi for several equipment in the total amount of $23,971.98. The loan matures after 36 monthly payments in the amount of $882.16.

We are currently not involved with or know of any pending or threatening litigation against the Company

or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Currently all Units (800,000) are fully owned/controlled by the Principal (Marcus McBain)

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related parties.

NOTE 7 – SUBSEQUENT EVENTS

No commitments of stock (Units), private contracts, or corporate changes have occurred beyond what is described within the loans, debts, and obligations already described in this notice.

The Company has evaluated subsequent events that occurred after December 31, 2018 through August 30, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Start Investing Get Funding Sign In

RPS Manufacturing LLC is pending **StartEngine Approval.**


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Investors
RPS Manufacturing LLC
$0.00
Raised of $10K - $107K goal
Manufacturer of Powersports Suspsension
RPS Manufacturing
Regulation Crowdfunding
Rolla, MO
Manufacturing
Accepting International Investment

Overview Team Terms Updates Comments Share

What if?

A company was started with the complete knowledge of how to grow it endlessly with the least amount of pitfalls? With RPS Manufacturing, that is EXACTLY what we have done. With over 20 years of successful industry experience in the marketplace, but just as importantly a full career of management and executive knowledge with companies like IBM, Deloitte, Dynegy, and TransCanada Gas working in the IT and Mergers & Acquisitions groups of these companies...**RPS Manufacturing LLC is not just a "small suspension shop", it's the seed of a future market juggernaut.**





THE PRINCIPAL

The Principal of RPS Manufacturing LLC is Marcus McBain. As mentioned, he is a veteran Fortune 500 manager and executive with his last corporate position with Dynegy in its IT and Mergers & Acquisition Group. **He is an innovative manager that is constantly looking at Work Process Flow to ensure the ability to execute the company's mission.** This provides for an exceptional

company's mission. This provides for an exceptional product with minimal manpower and the full use of technology that is rarely exercised in the industry. This includes full data logging of testing and delivery steps.

The Principal has been an innovator in his career and already made his mark in the motorsports industry not only through his participation as a professional racer, suspension expert, and team owner, but with a creative financing structure that **has only ever been rivaled by NASCAR legend Bruton Smith**. Marcus always follows corporate regimen and discipline in every venture he undertakes and this creates opportunity and success in every endeavor he undertakes. We believe RPS Manufacturing LLC is going to be the crowning achievement for McBain.




M²SHOCKS
RPS Manufacturing LLC
Order Entry
Product (Selection)
Create Invoice
Engage Customer
Production
Delivery

THE RPS MANUFACTURING COVENANT

GOOD SERVICE IS THE BEST WAY TO POSITIVELY AFFECT YOUR COGS & PROFITABILITY! That's right, exceptional service is the best way to lower your COGS, but more importantly allow your company to grow with minimum cost and negative affect on company reputation.


V-TWIN
Performance

Although company leadership drives the goal of exceptional service, it is not a person, or even an attitude (as many wrongfully believe). NO, Exceptional service is the culmination of the following (in order):

1. **An expert needs to assemble/design the product and ensure it is a quality product**. It doesn't have to be the absolute best, but it must be a truly quality component.

2. **The work flow process has to support this covenant.** There can be no exception. **Many companies treat customer service as a "employee moral strategy"** and although it is to a certain degree...it is a useless gesture without the work flow process to support it.


SHOCK MANUAL
M²SHOCKS
Owners Manual & Installation/Setup Guide
CAN AM SPYDER


M²SHOCKS

3. **The business practices and technology (yes, we said technology) must adhere to the work flow process. Company after company live with their operations more driven by their ERP Software capabilities than the actual company strategy statement.** In almost every company that the Principal has reviewed, the company's original covenant is compromised by the ability for the technology to support the work flow process that is necessary for

success as both a company and a customer facing entity.

HOW DOES GREAT SERVICE LOWER COGS AND INCREASE COMPANY OVERALL PERFORMANCE?

With a competent product and a customer service strategy in place, a company will not only succeed, but rather thrive in this business climate. We all know its true, companies nowadays are so balance sheet/bottom line driven, they absolutely forgot what they are in business for. BY PROACTIVELY PLANNING FOR QUALITY DELIVERY AND SUPPORT, many times...the support isn't even needed OR as RPS Manufacturing has experienced so minimal that no extra support staff are needed despite delivering nearly 1($M) of product up to this point. Happy Customers and a great reputation is free marketing. It truly is a win-win-win!

COMPANY STRATEGY

Now that you are aware of the tremendous thought into this venture, you can now read about RPS Manfuacturing LLC and what it has accomplished during its' first phase (Powersports Market Deployment). RPS Manufacturing LLC follows the following Marketing doctrine:

- **Define the product by Performance Branding – Specifically, choose a high profile competition class (the "Performance Maker")** to showcase your technology and consequently CREATE THE BRANDING that will transcend all the products in that market. **In 2018, the company clearly achieved this goal with the M2Shocks equipped CBR-1000 of Frankie Stotz setting the Pro Street World Record of 6.601 seconds in the quarter mile.**

- **Offer products in that market that can leverage the brand value (created by the Performance Maker)** and then choose markets where you can dominate with overwhelming performance with minimal competition. (In the company's current operation, this includes the Can Am Spyder and Ryker Markets as well as the Harley Davidson Market). The company is achieving this with fantastic feedback from its customers and the community.

- **Once substantial revenue and credibility is achieved in the selected market segments**, organically grow into the remainder of the market







utilizing the enhanced brand valued created by the Performance Maker and overall success in the other selected markets. This step will begin August 2019.

The company is structured and designed to endlessly grow and be a dominant national player in all markets. It is scheduled to manufacture its first Automotive shocks in November of 2019 with radial car drag race shocks...then immediately to 1/2 ton trucks. As it completes this initial stage, the strong roots already created are the catalyst of unlimited future growth. Please read on about the details of the company up to this point The company looks forward to you becoming a part of its future success.

A World Record Setting Company...

RPS Manufacturing is currently a suspension product manufacturer in the powersports industry (Harley Davidson, Metric Sport bike, Trike/3 Wheeled, and custom applications) currently producing M2Shocks and custom fabricated products that are exported around the World.

RPS Manufacturing has excellent brand value through numerous world records achieved by our customers in professional drag racing and championships achieved in road racing events. We have spent years developing and refining our product to bring customers the best custom performance shocks on the market. We are an innovative company by virtue of how we treat our customers and how we engage them BEFORE a purchase. It is as much a business process design as it is an effort and attitude. This is what sets RPS Manufacturing above our competitors.

Not only is RPS Manufacturing a US based manufacturer of advanced suspension technologies, but it is also a global exporter with customers in Australia, Finland, United Kingdom, Russia, Japan, and Canada. With a team that is diverse, RPS Manufacturing is a model for other companies to follow.

RPS Manufacturing is also an acclaimed service center for brands such as Penske Racing Shocks, Ohlins, GP Suspension, Traxxion Dynamics, and other national products. This is a great tool to bring customers "to the table" as customers regularly remark, "If RPS Manufacturing can improve the competitors' products, then how good are their NEW PRODUCTS!? "RPS Manufacturing provides a full array of products and services for our customers. From

niche manufacturing to customized shocks and forks, RPS has an incredible ability to produce the products that distinguish the company and make it stand out from competitors. Simply put, we respect our customers and their needs. Our goal is to exceed their expectations at every point of the relationship.

With decades of experience in racing and a parts manufacturer. We know the industry inside and out, and with that knowledge we have identified what can be improved in house while efficiently leveraging "out of house manufacturing and product solutions" that are proprietarily sold as "RPS Manfuacturing/M2.Shocks".

Our M2.Shocks are assembled in the US at our service & manufacturing center. Having already set numerous world records in drag racing our brand value is quickly transcending into the Harley Davidson, 3 wheel, and metric sport bike markets. With your investment we will robustly expand to the next level and begin to deliver more "Made in America" shocks to our new markets. We also have our sights set on electronic shocks (for both powersports and automobile) and half-ton trucks and eventually into the consumer automobile market.

INVEST in RPS Manufacturing. We look forward to having you along for the race.

Adding Value to Shocks

What if you could go to the Ford, Chevy, or Dodge plant where the car is made and you could get the EXACT CAR YOU WANT right then and there!? With RPS Manufacturing LLC, that is what our business model provides. Custom performance products that meet the market (pricing) with a superior experience is the model of our current operation and is provided to our all our clients. Add in the finest performance for our products, and you get a company that is designed to succeed.





The HARD work is done! Prototyping our shocks is completed, we are now beginning deployment of our newest products. With, countless hours along with tens of thousands of dollars perfecting our product, we are ready to start competing in new markets and increase our revenue.

WE ARE READY TO OFFER FOUR NEW LINES OF EXCEPTIONAL PRODUCTS! Not just a parts manufacturer and machine shop. We are a retailer that provides a "full-service custom suspension experience" by completely qualifying the customer. Each shock is built to order per the end users specific needs. This not only delivers an exceptional

experience but also cuts down the "after the sale" service requirements by getting it right the first time. This allows our customers to enjoy their $25,000 Harley Davidson or Can-Am Spyder the way they intended. In short, buying a M2.Shocks product is like putting a Big Bertha driver in your bag after you have spent $4000.00 on your custom clubs...it just makes your game that much more enjoyable.

Our Service is exceptional and second to none for several reasons. In addition to qualifying the customer (every customer fills out a multi-point quote form) we not only build to order, we stack the deck by dyno testing EVERY SHOCK for each specific customer build. Where other manufacturers might do a single pull dyno test...we pull over 300 revolutions of tests that completely heat the product and identify if we "might have missed the mark" during assembly. With over 800 shocks manufactured in drag racing for metric sport bikes and Harley Davidson...we have had ZERO defects or failures upon delivery. Something that is unheard of!

Did you know, we even teach schools!? Yes, as we expand, our schools are just as important as our products. It enhances our branding that "sets up apart" as we continue to grow.

The amount of service time saved with the extra 20 minutes of production we use is immeasurable not only in terms of time efficiency but the value our brand projects.

The Offering

Investment

$1.00/Profit Interest Units | When you invest you are betting the company's future value will exceed $900K.

**All perks occur after the offering is completed.*

The Best Brand for a Reason...

Focusing on drag racing as our "performance branding" which is the toughest sport to excel in. We can show a world record run in less than 10 seconds...there is nothing else that can beat that. This branding positively markets our product performance in all of the various market segments.



RPS Manufacturing shocks are unique in many fashions, most notably in the respect that we sell what our customers want and need. We did not create a company based off "we hoped customers would buy this product". Instead, every facet of our business is built around the emotional and functional needs of customers.







Here are some of our awards and world records as of January 1st, 2019*:

World's fastest Pro Street Bike – 6.60 seconds (Stotz Racing)
World's fastest ¼ mile nitrous Pro Street Bike – 6.65 seconds. (HDFR Racing)
World's fastest ¼ mile 1000cc Pro Street Bike – 6.60 seconds (Stotz Racing)
World's fastest 1/8th mile Pro Street Bike – 4.28 seconds (Stotz Racing)
World's fastest 60 foot Pro Street Bike – 1.08 seconds (HDFR Racing)
World's fastest ZX-14 Pro Street Bike - 6.98 seconds (Vesa Ruhanen)
2x Street Outlaw Winner 2018 (only 2 events run with bikes)

Sources:
https://www.youtube.com/watch?v=LeAUhCx8skk
https://www.facebook.com/watch/?v=268729237326881
https://www.youtube.com/watch?v=DKY50WGxM18

**RPS Manufacturing created the shocks for the bikes that set the above world records.*

Our Market


Sales by Revenue - 758($K)
$87,650.24
$15,110.55
$5,973.84
$3,180.00
$67.00
$93,533.79
$109,699.38
$128,000.00
$293,833.33
Parts and Assemblies
Springs
Service and Fees
Warranty/No Charge
Harley
Trike
Drag
Metric Sportbike
Single Adjust

Drag Racing should generally only represent about 8-12% of the power sports market for a manufacturer, based on our research. As we expand to Harley Davidson, metric street, and Can Am Spyder/Trikes the sales opportunities escalate tremendously. We will also enter into the 4-wheel world, as well as in the half-ton trucks market and eventually the consumer automobile market!

We stay away from the "Bleeding Edge of Technology" and focus on perfection of contemporary technologies. This strategy is a result of working at "larger companies" (i.e. JRi Shocks) where large investment in new "bleeding edge technology" resulted disproportionate revenue results. At the same time, we have innovated by

offering "New Products" from existing technologies that are both innovative and market relevant. We have only begun to scratch the surface of our potential.

We have incredible market traction due to the manufacturing of specialty parts that go with our shocks, as well as all the world records we have set. Currently, the powersports drag race market is dominated by RPS Manufacturing LLC/M2.Shocks and Penske Racing shocks.



How We Will Use Funds



Our use of funds **($107K total raise this first round)** will be allocated as follows:

- $52K inventory
- $15K Website and CRM application that integration
- $16K Legal, Fees, and commissions
- $20K Debt Reduction
- $4K New Employee Start Up

Invest in RPS Manufacturing

This is a unique investment, because you are investing in a product that has already been refined and perfected. We have a proven history of experience and success. We also have the desire and DNA to continue to grow and be great. Now, with your investment, **you can help us as we begin to realize our full potential and expand our global reach.**

RPS Manufacturing has always focused on Drag Racing as its primary tech development arena, but we already are adapting our industry leading technology and delivery practices into successful ventures into other markets (Harley Davidson & Can Am Spyder). Drag racing requires that shock builders provide products that offer distinct action that works in cycles of hundredths of a second. It is the most difficult technology development field in our opinion. Our approach is not only to win but set world records.



RPS will never forget or abandon its heritage and history,

which includes the many riders who got their start or have worked closely "on their way up" with RPS. This includes champions in road racing, flat track, and of course drag racing.

Become part of this history as we ride into the next phase of our development!

INVEST in RPS Manufacturing Today!

Become part of this history as we ride into the next phase of our development!

Invest in RPS Manufacturing today!



Record set for world's fastest Nitrous Pro Street Bike 6.72
Launch our new Harley Davidson and Metric Sportbike based shocks lines (including Can-Am Spyder and Trikes).
Customers line up to buy M2.Shocks built on Marcus McBain's truck bed gate
RPS Manufacturing doubles size of building and moves to Rolla, Mo.
First "BIG WIN" in Kings of Grudge "Big 8" class
Design and testing begins
December 2015
April – August 2016
August 2016
May 2017
March 2018
December 2018
April 2016
August 2016
April 2017
June 2017
November 2018
First trial of prototype
Company begins operations in its St. James Missouri office
Record set for world's fastest 1000 Pro Street Bike 6.83
Launch our new Mk II M2.S2 double adjustable drag shock
First world record Kawasaki H2 Standing Mile

Meet Our Team


MARCUS MCBAIN
CREW CHIEF: #34 DANNY KELSEY

Marcus McBain

President, CEO and Manager

Former Global Fortune 500 executive and manager with over 30 years of competition and industry experience.

Attended Sul Ross St. University and gained Dean's list recognition before transferring to the University of Houston.

Entered military service in 1986 and served in Operation Desert Shield/Desert Storm Before receiving his discharge in 1992.

Continued his education while working full-time at Electronics Boutique and then as a Operations and Sales Manager of PC Connexion serving numerous NASA agencies and commercial business.

Accepted first corporate position with Deloitte and Touche in 1995 as the Desktop services manager. Moved to TransCanada Gas in 1998 as the network manager which then turned into employment with IBM as a services manager after the IT was outsourced to IBM..

In 2000, Marcus accepted a Director's position with Dynegy which achieved Global-Fortune 28 standing in 2001. Worked with the Strategy and Ventures group for acquisitions as an "operational expert" for the diligence team. Left Dynegy in 2002 as the company restructured in the predominant era of recapitalization during

2002-2003.

Since 2003, Marcus continued on his previous 16 year racing career and continued to enhance his name as a brand with a continued winning tradition in motorsports as a professionally licensed racer, team owner, and represenative/dealer/manager for JRi Shocks, Traxxion Dynamics, and Penske Shocks among other leading brands.

In 2014, Marcus accepted the Market Manger position for JRi Shocks and worked there through 2015. After retiring for a short period, he then Started RPS Manufacturing LLC in 2016 after completing design and development on the shocks at the end of 2015. He then started producing "M2.Shocks" as RPS Manufacturing LLC. World records quickly followed and the company has been working to grow since its inception.



Emily Ray

Production Lead

An avid powersports fan and rider, Emily has the distinction of being the only female powersports shock builder/technician in the United States. Emily has been with the company for over a year and a half after leaving the cosmetology field completing 8 years as a professional.



Ben Knight

Director of Marketing

Ben Knight brings a well rounded background to the company, as he has worked in motorsports his whole professional career. Knight started working at the premier track in NASCAR learning the ins & outs of large scale event management. Later on he moved into the high performance motorcycle aftermarket industry.

His most recent endeavors involve starting a marketing company focused primarily on the motorsports industry. Knight Marketing Group has a small but powerful client portfolio, with client sales annually over 5 million collectively.

In addition to his professional work, Ben brings a wealth of drag racing knowledge & skill to the team as he himself is a racer. Having won 6 national championships, he is well



Morgan Giesler

Operation Administrator

A former small business owner, Morgan handles order entry and billing. Her attention to process is a great benefit to the company. Morgan is former cosmetology professional that worked over a decade in the field.

respected in the drag racing world.

Offering Summary

Company	RPS Manufacturing LLC
Corporate Address	2301A Old St. James Road, Rolla, MO 65401
Offering Minimum	$10,000.00
Offering Maximum	$107,000.00
Minimum Investment Amount (per investor)	$247.00

Terms

Offering Type	Equity
Security Name	Profit Interest Units
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	107,000
Price per Share	$1.00
Pre-Money Valuation	$800,000.00

**Maximum subject to adjustment for bonus shares. See Bonus info below*

Perks* and Investment Bonuses

If you invest $500+, you will receive a 5% bonus and 2(ea.) T-Shirts

If you invest $1,000+, you will receive a 10% bonus and 2(ea.) T-Shirts and Hoodies

If you invest $2,500+, you will receive a 15% bonus and 2(ea.) T-Shirts, Hoodies, and Light Jackets

If you invest $5,000+, you will receive a 20% bonus and 2(ea.) T-Shirts, Hoodies, and all weather jackets.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

RPS Manufacturing LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 units at $1.00 / unit, you will receive 110 unis, meaning

you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Videos transcripts for RPS Manufacturing LLC – Main Body
Video 1 Description: M2.Shocks equipped Frankie Stotz 2018 Pro Street World Record

Duration: 0:16 Seconds

Description: World Record Run All video/no-dialogue of M2.Shocks Equipped Frankie Stotz setting world record.
Dialogue/Text: NONE
Video 2 M2Shocks 2019 Drag Race Product Line Up

Duration: 11:06

Description: M2Shocks Drag Race Product Line-Up Dialogue/Text:
"Hi, I'm Marcus McBain
I want to take a moment and introduce you to our 2019 line up for our drag race products We've worked extremely hard during the off season in fact its probably its been the most killer offseason we could have ever imagined...but I can honestly say as the owner of the company I am completely excited...and I really felt like we did the job that we needed to do to provide a diverse...ahh... variety for our customers...in addition, these are all top performing products.
We've already launched our new...umm...MK II S2 over here. Uhh...that's already been raced in no prep..uhh...its had phenomenal success already. Ahh...our revalves are already kicking ass out there, we're having some pretty good success, but I wanted to actually spend some time and go over some more information on these products.

Time Mark 1:10

The first thing you're going to notice is that we've changed up our shocks from our original S2 design and..and this is one that is in for service right now...everybody's familiar with this and knows what it is..and...We had really good luck with... the...the main thing we have changed to is that we have gone from a 16mm shaft to a 14mm shaft. Now there's a reason for that...it..and..and its easier to illustrate with this...the whole basis for a shock is this shaft goes up into the body...displaces volume...creates pressure...and then you use shims and other devices in here...to control how fast it moves up and down...well...umm...16mm shaft which is...is...its very popular size...its been around in the monotube shock...Fox Shocks basically...uhh...penske...our M2Shock...there all...the monotube shocks are all basically around 16mm ...one of the problems that we experienced...and...and we have seen that with our...uhh. with all products of that...is that you get excessive head pressure...in other words, as that shaft displaces volume in here...what happens is...is that you tend to get a little pressure build up..up top...and it it makes the shock real sensitive to tuning...so, I kinda knew we were going to have to do this when I originally started this, but uhh..we have...uhh... a new product/parts supplier and that's Nitron shocks out of United Kingdom..and so..when I sat down with them...we spent 8

months going over the design...and I was really excited we could move down to a 14mm shaft...because that is going to leave a lot of diversity for the customer ...as far as performance...so if you're in no prep... you're on a GSXR-1000...doesn't have a lot of horsepower...its not going to drive through the shock a lot...ahh...this shocks going to really ...uhh...remedy a lot...a lot of the issues that I felt like we had with the S..the S2...our first incarnation of it...umm...I can definitely say that I am very happy with the reputation we have, but I believe we only about have a 80% success rate right now....and...and...really our goal is to have 100% success rate....I don't know if you ever achieve it, but if you don't stop pursuing it, you are doing a disservice not only to your company...but to your customer base. So again...in pursuit of that 100% customer satisafaction, we've really made some big changes. Now I want to talk about the product right that is resultant of all this technology. Ah..the first thing is...is that..we really stepped our game on the revalves...uhh...when I looked at the market as a whole...You know every...everybody wants a lot of bang for the buck. And so we started doing revalves...and I think they were like 400.00 when we started off ...and then I looked at and said, "is this really working?"...and the answer was...Yeah, it works, the customers ...you know...are mostly satisfied., but then from where I sit ...ahh...I didn't see a product that was really delivering on what I felt it should be delivering. ..and so...I want kinda go over...you know...our products...the price points...and and how came up with all this ...all...uhhh... selection if you will.

Time Mark 4:31

The first thing is...is that we've 2 different revalves.... And there sitting right here...and..from a distance, they both look pretty darn nice...uhh...this is what I call the sportsman revalve...this shocks is going to go to for 590.00...and...we'll give you a quick close up of this

Time Mark 4:48

This is our ahh...sportsman revalve it is going to for 595.00. Ahh...its got a replacement ...ahhh..piston in there so its got a real drag race piston in there...we valve it up...we still use the stock shaft on this though...so there is going to be no ride height adjust as you are going to see on the next model..umm...we've obviously got all the hardware you need so that its easy to adjust on the spring. That one thing that really irritates me...if you re going to do a revalve, the spring is 50% of it...in other words, you have got to be able to adjust that spring....and if you can't, why are you revalving it? I..I... never understood that...cause the spring is an important component of that. So that's our Sportsman Revalve and this goes for road race also...if you're a racerracer, this is you know this is a product for you...obviously for drag race, pretty popular already.

Time Mark: 5:41

Our next product...and quite honestly, this is this is to be the big game changer...uhh...the hardest thing we have to do is...what is the best product for the price...in other words...uhh...what product can I get that gives me the most bang for the buck...and...I..think for a lot of drag racers...and racers in general...man...you really in head...you're thinking...if I

can something for around 750.00 that really works...that's a good deal...I want that...and I've always been a proponent that when you save money...I mean I...I always want you to buy the...the S2 Mk II...or...or the S3 that we have now...Granted I am always going to want you to buy that...cause that's going to be...that's...that's a no compromise product for your bike...and after you have spent several thousand dollars...why not just get the real deal...and then why you never have to worry, "Did I get everything I should have got on my shock"...when I really looked at what we could provide for the money...this is what I came...it's the Pro Revalve...and this is a no compromise revalve. Now the first thing you notice is if you look at the bottom...wow it sure does look like our racing shock...you know off our...our S2 Mk II...that actually is...we replace everything on the inside down with our technology in our Mk II....So that means your gonna get the needle...the...the..adjuster...all the hardware...again, you gonna have...this is going to be just like any of your premium shock out there in the marketplace...this is some good stuff right here....ahhh....obviously we put the hardware in here...and then the other thing your going to notice is ...wow that cap looks kinda cool... it is...actually...it's really cool...ahh...this is Norton Williams...and he should be really excited...he has been waiting a few months. But what we figured out was...is that when we looked at the volume...of nitrogen vs. the volume of oil we needed to increase the nitrogen volume to get the right ratio so that you got a truly capable performing drag shock...and so the Pro Revalve...ummm...this is no compromise I can tell you for a fact...in fact...we'll we'll we'll flash up a dyno sheet in this video...you can look at that...any shock...I mean any
shock...that under a 1000.00...this beats the pants off of it...I'm not joking guys...this is one bad ass shock right here.

Time Mark 8:37

Last but least, what we have all been waiting on...THE S2 Mk II...Pretty cool stuff man. Sorry, I have got to play with that...its..its...pretty pretty pretty fun. The S2 Mk II is the evolution of our drag..drag series shocks. Basically again we to the 14mm shaft...less head pressure...we're gonna get a lot smoother action...its going to be able to handle lower horsepower bikes..umm...lower prep conditions...and on the dyno we can still make the big compression and rebound numbers as as we could on the S...uh original S2...so again this no compromise...Now this comes in a couple different flavors. It comes in our S2 which will just have the black knob right here...so you got compression adjustment... you got reb...rebound adjustment. You got the ride height adjustment...and then...we also have a tr...this is called the S3...this is a ahhh...triple adjustable...so your gonna see the low speed in the middle, the high speed on the outside on that...that's our triple adjustable...and then we'll the piggyback version coming out...we hope to launch this month...its probably going to be next month...it'll be may...so we'll have...uhh...triple adjustable piggyback...again, that's uhh...that's something were really excited about...so we've got products all the way from 590.00...all the way up to 1500.00...we've got every flavor you to need...to meet your drag racing desires. I'm really excited about the 2019 lineup...I hope you are too...if you have any questions, please call us...or just visit us on our webpage... and you can get all the information you need on our new products. Thank you so much.

Time Mark 10:30

Fade to end.
.Video 3 Description: Brad Mummert-HDFT Pro Street GS1150 Duration: 0:43 Seconds

Description: Pro Street runs/laps All video/no-dialogue of M2.Shocks Equipped HDFR Pro Street bike
Dialogue/Text: NONE
Video 4 Description: NEW RECORD!!! World's Quickest Street Bikes Race!! Wow!!
Duration: 0:03.06 Seconds
Description: World Record Run Video/Small amount of-dialogue of M2.Shocks Equipped Frankie Stotz setting world record.

Dialogue/Text: Time Mark: 1:29

Jack Korpela: "6.60 with a 3…6.60 with a 3 takes out a 6.76…congratulations…How about it guys?..What a weekend…Bravo…Bravo Kent Stotz…Bravo Marcus McBain…that thing is running like a bracket bike and its running world records".

Time Mark 1:53

Marcus McBain: "Dude, That's just amazing…like I said, we got some good people working on this…we've got Steve Nichols with MAXX ECU…Kent's got my shock…and then you got the genius Kent Himself man"

Time Mark: 2:04

Jack Korpela: "Congratulations M2Shocks working well"
Marcus McBain: "Alright Buddy"
Jack Korpela: "Congratulations"

Tim Mark: 2:08

Jack Korpela: "Kent…you did it man…you did it FOUR 6.60's…you could have entered it in Pro ET…The world Record!"

Time Mark 2:20

Kent Stotz: "Thank you very much…its been a…its been a really great weekend…because its been perfect…and maybe…(Engines blur out voice)"

Time Mark 2:39

Jack Korpela: "(Engines quieting down…6.60 with a 3…unbelievable final round to cap off what has been a surreal weekend here in Pro Street. That Steve Nichols

tuned...Marcus McBain M2Shocks equipped Honda Blackbird has got it done once again. Congratulations frankie and kent stotz...Streetbike shootout legends":
Video fades out END
Video 5 Description: Can Am Spyder Shocks by M2Shocks
Duration: 0:07.34 Seconds
Description: Introduction of Can Am Spyder Shocks with Custom Testimonial
Dialogue/Text:

Time Mark: 0:16

Marcus McBain: "Hi folks, I am Marcus McBain with M2Shocks. Uhh I'm talking to one of our newest customers...Randy...uhh...we just did an upgrade on his Can Am Spyder...and...ah for a lack of a better way of putting it...uhh...the install and the test went great...I will say the install took a lot longer than we anticipated. I look a little rough cause...uhh...we were really sure how to...what was the best way to put this on...and Randy actually got a hotel...ahh so that we could go ahead...and..and do the full complete test. So I can't say it's the smoothest install I;ve done, but I think I sure did enjoy it and Randy, how do you like the ride now..how did it turn out for you?

Time Mark: 0:59

Randy: "Well I love the ride now...its its night and day compared to the old stock setup...no longer do I feel I am being pushed around by the bike...the bumps ahh...its just its just a stable ride right now...ahh much more stable than before...in the corners...ahh..straightaways on the freeway...ahh it is night and day difference...
Marcus McBain: "Awesome...and and"
Randy: "and that wobbliness is gone...you know..."
Marcus McBain: "and how about the bumps...how about the bumps the pavement seams...did they seem a lot better for you?".
Randy: "Oh Yeah Yeah...you could you could feel this...the bike just go right through them...I mean you could feel the bump, but you but the bike was not reacting in a strange way. And it was very predictable"
Marcus McBain: "That's awesome" Randy: "I think its much safer"

Time Mark: 1:40

Marcus McBain: "You know we both did test rides on the freeway...so...that that was one thing...that I';ve noticed about all the Spyders Ive...I ve never have felt the stability I think I want to feel. Umm on the freeway...How did that feel for you?

Time Mark 1:51

Randy: "Uhh Rock...Rock Solid...I mean passing you...trucks passing you...or your passing trucks...and no longer do I feel...like I said getting pushed around.

Time Mark 2:00

Marcus McBain: “That’s awesome...” Randy: “That’s nice very nice”
Marcus McBain: “Well folks...ahh ahh I will tell you this...Were going to put a uhh an installation man...because this something something you can do by yourself. Randy and I will tell you we probably went overboard...we took saddle bags off...we took a lot of things off...I don’t really think you need to take em off...Uhh...I was just paranoid. The one thing I will tell you...if you’re...if you’re going to do the install...and you are just going to do the side panels...make sure you don’t drop any bolts...because you will be finishing around...
Randy: “Yes”
Marcus McBain: “more you than you really anticipated if you drop a bolt...but it it it is...it can be a 2 hour install...and you can do it by yourself at the house...we’re gonna put some pictures up...and were gonna show you some of the things you are going to want to do to install this on your own...I appreciate ya’lls time...and we...obviously we have got a video running in the background...that you are going to take a look at...if you have any questions, just come see us at M2 uhh Shocks.com OR you can hit us on facebook at @M2Shocks ...Randy Appreciate it...Thank you sir”
Randy: “you bet”

Video shows approximately 4:30 of riding/road view of suspension and fades to end.
World’s fastest ¼ mile nitrous Pro Street Bike – 6.65 seconds. *(HDFR Racing)*https://www.cycledrag.com/a-close-look-at-the-worlds-quickest-suzuki-gs-street-bike

- *World’s fastest ¼ mile 1000cc Pro Street Bike – 6.60 seconds (Stotz Racing)*
- *https://www.dragbike.com/man-cup-world-finals-2018-a-race-to-remember/*
- *World’s fastest 1/8th mile Pro Street Bike – 4.28 seconds (Stotz Racing)*
- *World’s fastest 60 foot Pro Street Bike – 1.08 seconds (HDFR Racing)*
- *World’s fastest ZX-14 Pro Street Bike - 6.98 seconds (Vesa Ruhanen)*
- *https://www.facebook.com/ANY10RaceBook/posts/worlds-fastest-kawasaki-vesa-ruhanen-rode-today-his-own-built-kawasaki-zx-14r-ss/2038820246149039/*
- *2x Street Outlaw Winner 2018 (only 2 events run with bikes)* *https://www.mooremafia.com/blog/street-outlaws-no-prep-king*

https://www.facebook.com/BrocksPerformance/posts/brocks-bst-carbon-fiber-wheels-took-wins-in-both-motorcycle-classes-at-the-stree/10155302397741472/

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THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

AMENDED AND RESTATED OPERATING AGREEMENT OF RPS MANFACTURING, LLC a Missouri Limited Liability Company

This Amended and Restated Operating Agreement is made and entered into as of October 31, 2018, by and among those persons designated as Members on the attached Exhibit A (each, a "**Member**," and collectively, the "**Members**"), and amends and restates the Operating Agreement for the Company dated November 24, 2017. Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

1. ORGANIZATION

1.1 General. RPS MANFACTURING, LLC (the "**Company**") was formed as a Missouri limited liability company upon the execution and filing of the Articles of Organization with the Missouri Secretary of State in accordance with the Act, and the rights and liabilities of the Members are as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2 Business Purpose. The Company is formed to conduct or promote any lawful businesses or purposes within the State of Missouri or any other jurisdiction.

1.3 Name and Address of Company. The business of the Company shall be conducted under the name "**RPS MANFACTURING, LLC**," and its principal executive office shall be located at such location as may be designated from time to time by its Managers.

1.4 Term. The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which shall be perpetual unless sooner terminated as provided in this Agreement.

1.5 Required Filings. The Managers shall cause to be executed, filed, recorded and/or published, such certificates and documents as may be required by this Agreement or by law in connection with the formation and operation of the Company.

1.6 Registered Agent. The Company's initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Managers by causing the filing of the name of the new registered agent in accordance with the Act.

2. DEFINITIONS

For purposes of this Agreement, the terms defined hereinbelow shall have the following meaning unless the context clearly requires a different interpretation:

2.1 **"Act"** means the Missouri Limited Liability Act, including amendments from time to time.

2.2 **"Adjusted Capital Account Deficit"** shall mean, with respect to any Interest Holder, the deficit balance, if any, in such Interest Holder's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Interest Holder is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(iii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

2.3 **"Affiliates"** shall mean with respect to any person or entity: (a) any person or entity directly or indirectly controlling, controlled by, or under common control with such person or entity; (b) any person or entity owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such person or entity; (c) any officer, director, manager, general partner, trustee, or anyone acting in a substantially similar capacity as to such person or entity; (d) any person or entity who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing; and (e) any person or entity related to such person or entity within the meaning of Code Section 267(b).

2.4 **"Agreement"** shall mean this Operating Agreement of the Company.

2.5 **"Approval of the Managers"** shall have the meaning set forth in Section 5.6.

2.6 **"Assignee"** shall mean a person who has acquired Membership Units from a Member, but who is not a Substituted Member.

2.7 **"Capital Account"** of a Member shall mean the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In accordance with that Section of the Treasury Regulations, a Member's Capital Account shall be equal to the amount of money contributed by the Member and the initial Gross Asset Value of any property contributed by the Member, increased by (a) allocations of Net Income to the Member, as well as any items in the nature of income or gain that are specially allocated pursuant to Sections 4.4(d) and 4.5, and (b) the amount of any Company liabilities assumed by such member or which are secured by any property distributed to such Member, and decreased by (v) the amount of money distributed to the Member, (w) the Gross Asset Value of any property distributed to the Member by the Company, (x) the Member's share of expenditures of the

Company described in Section 705(a)(2)(B) of the Code (including, for this purpose, losses which are nondeductible under Section 267(a)(1) or Section 707(b) of the Code), (y) the Net Loss allocated to the Member, as well as any items in the nature of expenses or losses that are specially allocated pursuant to Sections 4.4(d), 4.5 and 4.6, and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. In addition, the Capital Accounts of Members may be adjusted by the Managers to reflect a revaluation of Company assets pursuant to Section 2.21(b) or 2.21(c). The Capital Account of a Member shall be further adjusted as required by Section 1.704-1(b)(2)(iv) of the Treasury Regulations. To the extent that anything contained herein shall be inconsistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the Treasury shall control. The Capital Account of an Assignee shall be the same as the Capital Account of the Member from whom the Assignee acquired its interest, as further adjusted pursuant to this Section.

2.8 **"Capital Contribution"** shall mean the contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof.

2.9 **"Articles"** shall mean the Articles of Organization of the Company as filed with the Missouri Secretary of State, as the same may be converted from time to time.

2.10 **"Code"** shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

2.11 **"Company"** shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

2.12 **"Company Minimum Gain"** with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section l.704-2(b)(2) of the Treasury Regulations.

2.13 **"Distributable Cash"** shall mean the excess of cash received by the Company from operations over (a) operational cash disbursements (which shall include without limitation, service of Company debt obligations), and (b) a reasonable allowance for reserves, contingencies and anticipated obligations, as determined by the Managers.

2.14 **"Distributions"** shall mean any cash (or property to the extent applicable) distributed to the Interest Holders arising from their ownership of Units.

2.15 "**Economic Interest**" means a share, expressed as a percentage, of one or more of the Company's Net Income, Net Loss, Nonrecourse Deductions, tax credits and Distributions, but does not include any other rights of a Member, including, without limitation, the right to vote or participate in the management of the Company or the right to information concerning the business and affairs of the Company.

2.16 **"Economic Risk of Loss"** shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

2.17 **"Gross Asset Value"** shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member

and the Managers, provided that, if the contributing Member is a Manager, the determination of the fair market value of the contributed assets shall require the consent of a majority of the other Managers or Members;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such assets on the date of distribution as determined by the distributee and the Managers, provided that if the distributee is the Manager, the determination of the fair market value of the distributed assets shall require the consent of a majority of the other Managers; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.21 to the extent the Managers determine that an adjustment pursuant to Section 2.17(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.17(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.17(a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.18 **"Interest Holders"** means Members, Assignees and Profit Interest Holders.

2.19 **"Manager"** or **"Managers"** shall mean those persons serving as Managers pursuant to Section 5.2 hereof.

2.20 **"Majority Vote"** shall mean approval by the affirmative vote or written consent of more than fifty percent (50%) of (i) the Membership Units, or (ii) in any instance in which a vote or consent of the holders of the Profit Interest Units is required, the Profit Interest Units.

2.21 **"Member"** shall mean any person or entity admitted to the Company as a Member or Substituted Member and who has not ceased to be a Member, as set forth in Exhibit A hereto. Wherever the context requires, reference in this Agreement to a Member or shall include an Assignee who does not become a Substituted Member.

2.22 **"Member Nonrecourse Debt"** shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.23 "Member Nonrecourse Deductions" shall mean in any Company fiscal year, the Company deductions that are characterized as "partnership nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.24 "Membership Unit" means the Units designated Membership Units and held by Members as designated on Exhibit A.

2.25 "Net Income" and **"Net Loss"** shall mean the net book income or loss of the Company for any relevant period. The net book income or loss of the Company shall be computed in accordance with Federal income tax principles (i) under the method of accounting elected by the Company for federal income tax purposes, (ii) as applied without regard to any recharacterization of transactions or relationships that might otherwise be required under such tax principles and (iii) as otherwise adjusted pursuant to the following provisions in this Section. The net book income or loss of the Company shall be computed, inter alia, by:

(i) including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

(ii) including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) Units in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

(iii) including as a deduction or loss any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b) or otherwise;

(iv) calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Company assets by reference to their Gross Asset Value rather than their adjusted tax basis;

(v) excluding any gain or income specially allocated under Sections 4.4(c), 4.5, and 4.6 hereof; and

(vi) excluding Nonrecourse Deductions.

2.26 "Nonrecourse Deductions" in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the Treasury Regulations.

2.27 "Nonrecourse Liabilities" shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

2.28 "Percentage Interest" shall mean with respect to each Interest Holder, the amount derived by dividing the number of Units (including, without limitation, the Membership Units and Profit Interest Units) held by such Interest Holder, by the total number of issued and outstanding Units (including, without limitation, Membership Units and Profit Interest Units) held by all Interest Holders, applicable to the calculation.

2.29 "**Person**" means any entity, corporation, company, association, joint venture, joint stock company, partnership (whether general, limited or limited liability) trust, limited liability company, real estate investment trust, organization, individual (including any personal representative, executor or heir of a deceased individual), nation, state, government (including any agency, department, bureau, board, division or instrumentality thereof), trustee, receiver or liquidator.

2.30 "**Profit Interest Holder**" shall mean a Person holding Profit Interest Units.

2.31 **"Profit Interest Units"** shall represent a unit of measurement by which a Profit Interest Holder's right participate in Net Income, Net Loss, Nonrecourse Deductions, tax credits and Distributions shall be determined (other than Distributions in liquidation as provided in Section 11.3 hereof), and which are held by Profit Interest Holders, as designated in the Company's books and records. Notwithstanding anything to the contrary set forth herein, the Profit Interest Units represent only an Economic Interest in the Company and have no voting rights, inspection rights or any other rights of a Member.

2.32 **"Substituted Member"** shall mean an Assignee who has become a Member pursuant to Section 8.5.

2.33 **"Treasury Regulations"** shall mean the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.34 **"Unit"** shall mean a Membership Unit or a Profit Interest Unit.

3. CAPITAL

3.1 Capital Contributions.

(a) Initial Contribution. Each Interest Holder has made or shall make an initial contribution to the capital of the Company as set forth on Exhibit A, attached hereto, in exchange for the number and type of Units set forth opposite such Interest Holder's name on Exhibit A, which shall be updated from time to time. No Interest Holder shall be required to make additional contributions to the capital of the Company.

(b) Member Loans. If the Managers so consent, any or all Members may make such loans to the Company having a per annum interest rate of 3.00 percentage points above the Wall Street Journal Prime Rate, and having such other reasonable terms as the Managers shall determine in their sole discretion. No loan or loans made by any Member to the Company shall increase any such Member's number of Membership Units.

3.2 Interest. No Interest Holder shall receive interest on its contribution to the capital of the Company.

3.3 Withdrawal and Return of Capital. Except as may be provided herein, no Interest Holder may withdraw any portion of the capital of the Company and no Interest Holder shall be entitled to the return of its contribution to the capital of the Company except on dissolution of the Company.

3.4 Capital Accounts.

(a) Capital Accounts. An individual Capital Account shall be maintained for each Interest Holder.

(b) Capital Account of Assignee. On any sale or transfer of any Units, the Capital Account of the transferor with respect to the Units transferred shall become the Capital Account of transferee, as applicable, with respect to such Units, as such Capital Account existed at the effective date of the transfer of such Units.

(c) Deficit Capital Account. No Interest Holder shall have any liability to the Company, to any other Interest Holder, or to the creditors of the Company on account of any deficit Capital Account balance.

4. FINANCIAL

4.1 Accounting Method. The Company books shall be kept in accordance with the method of accounting determined by the Managers.

4.2 Fiscal Year. The fiscal year of the Company shall end on December 31, unless the Managers determine that some other fiscal year would be more appropriate and obtain the consent of the Internal Revenue Service to use that other fiscal year.

4.3 Organizational Expenses of the Company. The Company shall pay or reimburse to the Managers and the Members any expenses incurred by them on behalf of the Company with respect to the formation and organization of the Company (including legal and filing fees).

4.4 Net Income, Net Loss and Distributions.

(a) Distributions. Distributable Cash shall be distributed at such times as determined by the Manager, in its sole discretion. When distributed, Distributable Cash shall be distributed to the Interest Holders based on their respective, Percentage Interests.

(b) Allocations of Net Income, Net Loss and Nonrecourse Deductions. Subject to Sections 4.4(d), 4.5 and 4.6 below, Net Income Net Loss and Nonrecourse Deductions shall be allocated among the Interest Holders based on their relative Percentage Interest.

(c) Tax Allocations. Except for the allocations contained in Section 4.4(d)(i), all income, gains losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes in accordance with the allocations of Net Income and Net Loss.

(d) Special Allocations. The following special allocations shall be made:

(i) 704 Allocations. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted due to a revaluation of Company assets under Treasury Regulations Section 1.704(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.4(d)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Interest Holder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

(ii) Recapture. In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Interest Holder's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Interest Holder's prior share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(iii) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, in the event that there is a net decrease in the Company Minimum Gain during any taxable year, each Interest Holder shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Interest Holder's share of the net decrease in such Company Minimum Gain during such year in accordance with Section 1.704-2(g) of the Treasury Regulations. This Section 4.4(d)(iii) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistent therewith.

(iv) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, in the event there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt during any taxable year, each Interest Holder with a share of such minimum gain shall be allocated income and gain for the year (and, if necessary, subsequent years) in accordance with Section 1.704-2(i) of the Treasury Regulations. This Section 4.4(d)(iv) is intended to comply with the chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistent therewith.

(v) Qualified Income Offset. Any Interest Holder who unexpectedly receives an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Interest Holder's Capital Account, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce the deficit balance in that Interest Holder's Capital Account so created or increased as quickly as possible in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and its requirements for a "qualified income offset." The Interest Holders intend that the provision set forth in this Section 4.4(d)(v) will constitute a "qualified income offset" as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistent therewith.

(vi) Member Nonrecourse Deductions. After the allocations of Net Loss and Nonrecourse Deductions, Member Nonrecourse Deductions shall be allocated between the Interest Holders as required in Section 1.704-2(i)(1) of the Treasury Regulations, in accordance with the manner in which the Interest Holder or Interest Holders bear the Economic Risk of Loss for the Member Nonrecourse Debt corresponding to the Member Nonrecourse Deductions, and if more than one Interest Holder bears such Economic Risk of Loss for a Member Nonrecourse Debt, the corresponding Member Nonrecourse Deductions must be allocated among such Interest Holders in accordance with the ratios in which the Interest Holders share the Economic Risk of Loss for the Member Nonrecourse Debt.

(vii) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)3(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to an Interest Holder in complete liquidation of his interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Interest Holders in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or the Interest Holders to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii) Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to an Interest Holder (the "issuance items") shall be allocated among the Interest Holders so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each Interest Holder, shall be equal to the net amount that would have been allocated to each such Interest Holder of the issuance items had not be realized.

(e) Varying Interests. Where any Interest Holder's interest, or portion thereof, is acquired or transferred during a taxable year or for any other purpose requiring the determination of Net Income, Net Loss or any other items allocable to any period, the Managers may choose to implement the provisions of Section 706(d) of the Code in allocating among the varying interests.

(f) Excess Nonrecourse Liabilities. Solely for purposes of determining an Interest Holder's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Interest Holders' interests in Company profits are in proportion to their Percentage Interests.

(g) Consent of Interest Holder. The Interest Holders are aware of the income tax consequences of the methods, hereinabove set forth, by which Net Income, Net Loss and Distributions are allocated and distributed and hereby agree to be bound by them in reporting them for income tax purposes. The Interest Holders hereby expressly consent to such provisions as an express condition of becoming an Interest Holder.

4.5 Curative Allocations. The allocations set forth in Sections 4.4(d)(iii), (iv), (v), (vi) and (vii) hereof and the allocations of Nonrecourse Deductions in Section 4.4(b) (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Interest Holders that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Interest Holder's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Interest Holder would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.4(b). In exercising their discretion under this Section 4.5, the Managers shall take into account future Regulatory Allocations under Sections 4.4(d)(iii) and (iv) that, although not yet made, are likely to offset Regulatory Allocations made under Section 4.4(b) and Section 4.4(d)(vi).

4.6 Loss Limitation. Net Loss and Nonrecourse Deductions allocated pursuant to Section 4.4(b)(ii) hereof shall not exceed the maximum amount of Net Loss and Nonrecourse Deductions that can

be allocated without causing any Interest Holder to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Interest Holders would have Adjusted Capital Account Deficits as a consequence of allocations of Net Loss and Nonrecourse Deductions pursuant to Section 4.4(b)(ii) hereof, the limitations set forth in this Section 4.6 shall be applied on an Interest Holder by Interest Holder basis and Net Loss and Nonrecourse Deductions not allocable to any Interest Holder as a result of such limitation shall be allocated to the other Interest Holders in accordance with the positive balances in such Interest Holder's Capital Accounts so as to allocate the maximum permissible Net Loss and Nonrecourse Deductions to each Interest Holder under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

4.7 Tax Elections. The Managers shall, without further consent of the Interest Holders being required (except as specifically required herein), have the authority to make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company Distributions.

5. MANAGEMENT

5.1 Management of the Company. Subject to the provisions in this Agreement relating to actions required to be approved by the Members, the operations and affairs of the Company shall be administered by its Manager. Except as otherwise set forth in this Agreement, the Managers shall have all authority, rights, and powers conferred by law and those necessary or appropriate to carry out the purposes of the Company as set forth in Section 1.2 hereof, and all such authority, rights and powers shall be exercised by or under the direction of the Managers.

5.2 Election of Managers.

(a) Election and Qualifications of Managers. The initial number of Managers shall be one (1). The Members shall have the sole right to appoint the Manager. The initial Manager is Marcus McBain.

(b) Tenure. Unless he resigns or is removed, each Manager shall hold office until a successor shall have been elected and qualified.

(c) Resignation. A Manager may resign at any time by giving written notice to the other Managers. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(d) Removal. A Manager may be removed, with cause, by the holders of fifty percent (50%) of the Membership Units.

(e) Vacancies. Any vacancy in the number of Managers occurring for any reason shall be filled by appointment by a Majority Vote of the Members.

5.3 Responsibilities of the Managers. Each Manager shall devote such time to administering the business of the Company as he or she reasonably deems necessary to perform his or her duties as set forth in this Agreement. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide services in respect of the business of the Company; provided, however, that the Managers shall continue to have ultimate responsibility under this Agreement. The Managers shall cause to be filed such certificates or filings as may be required for the continuation

and operation of the Company as a limited liability company in any state in which the Company elects to do business.

5.4 Meetings of Managers. Nothing in this Agreement is intended to require that meetings of Managers be held, it being the intent of the Members that meetings of Managers are not required. Meetings of the Managers may be called by a majority of the Managers; provided, however, that if there are less than three Managers, any one Manager may call a meeting. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

(a) Notice of Meeting. In the event the Managers call a meeting, notice of the time and place of such meeting, which includes a description of the matters to be voted upon at such meeting, shall be (i) delivered personally or by telephone (including a voice messaging system or other system or technology designed to record and communicate messages), telegraph, facsimile, electronic mail, or other electronic means, to each Manager at least three (3) calendar days before the time of the holding of the meeting, or (ii) sent by overnight courier at least five (5) calendar days before the time of the holding of the meeting, charges prepaid, addressed to each Manager at that Manager's address as it is shown on the records of the Company. Emergency meetings may be called within shorter time frames provided that each Manager is actually notified and has an opportunity to be present. Any oral notice given personally or by telephone may be communicated either to the Manager or to a person at the office or home of the Manager who the person giving the notice has reason to believe will promptly communicate it to the Manager.

(b) Waiver of Notice. The transactions of any meeting of the Managers, however called and noticed or wherever held, shall be as valid as though a meeting had been duly held after regular call and notice and if, either before or after the meeting, each of the Managers not present signs a written waiver of notice or a consent to holding the meeting. The waiver of notice or consent need not specify the purpose of the meeting. Notice of a meeting shall also be deemed given to any Manager who attends the meeting.

(c) Quorum. A majority of the Managers shall constitute a quorum for the conduct of any business at a meeting of Managers.

(d) Action Without a Meeting. Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if the requisite number of votes of the Managers (as required pursuant to Section 5.6) is obtained in writing prior to such action. Such action by written consent shall have the same force and effect as an Approval of the Managers obtained at a duly called meeting of the Managers.

5.5 Partnership Representative. If required by Section 6231(a)(7) of the Code, the Manager shall appoint a "Tax Matters Representative" in accordance with such Section, and in connection therewith and in addition to all the powers given thereunder, the Tax Matters Representative shall have all other powers needed to fully perform hereunder including, without limitation, the power to retain all attorneys and accountants of his choice. The designation made in this Section is hereby expressly consented to by each Member as an express condition to becoming a Member and each Profit Interest Holder as an express condition to acquiring a Profit Interest Unit.

5.6 Voting / Approval of the Managers. The Manager shall neither be prohibited from nor shall be required to obtain the consent of the Members or Profit Interest Holders in connection with,

causing the Company to enter into any transaction that involves the Manager or an Affiliate of the Manager, as long as the Manager acts in good faith.

5.7 Appointment of Officers. The Managers may at any time appoint officers to whom the Managers may delegate some or all of their duties, powers and responsibilities, including their specific powers and approval rights hereunder. The officers of the Company, if deemed necessary or appropriate by the Managers, may include, without limitation, a chairperson, a president, a chief executive officer, one or more vice presidents, a secretary (and one or more assistant secretaries) and a chief financial officer or treasurer (and one or more assistant treasurers). The officers will serve until death or resignation or until removed by action of the Managers. Any individual may hold any number of offices. The general areas of responsibility and specific powers and duties of each officer will be as determined by the Managers.

5.8 Compensation of Members/Managers. The Manager shall receive reasonable compensation for its service as the Manager of the Company, which shall be set by the Manager in good faith.

6. LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1 Liability of Members. Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company except with respect to their Capital Contributions as indicated herein. Only the Company or a Manager (and no third party creditor, either in its own right or as a successor-in-interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions. The Members intend and agree that the obligation of the Members to make Capital Contributions constitutes an agreement to make financial accommodations to and for the benefit of the other Members and the Company.

6.2 Voting. The voting rights of the Interest Holders shall be based on the following:

(a) The holders of Membership Units shall have the right to vote on a one (1) vote per Membership Unit basis. Fractional Membership Units shall have the right to vote a fraction of one (1) vote equivalent to the fractional Membership Unit. Any matter requiring the vote or approval of the Members shall be deemed approved upon receipt of a Majority Vote of the Members. The Profit Interest Holders have no right to vote on any matters.

(b) Assignees who have not become Substituted Members shall not be entitled to vote and any voting rights associated with the Units transferred to such Assignee shall remain with the transferring Member.

(c) Except as otherwise set forth in this Agreement, any vote may be taken without a meeting and without prior notice, if consent in writing, setting forth the action so taken, is signed by the requisite number of Members. Each Member shall be notified of any action so taken within thirty (30) days of its approval if such action is material to the operation of the Company's business, as determined by the Managers.

6.3 Meetings of Members. Meetings of the Members (or class of Members) shall be held at such times and places within or outside the State of Missouri as the Manager may fix from time to time; provided, however, no meetings of the Members shall be required. In addition, meetings of the Members (or class of Members) may be called upon the written demand of a Member holding at least 25% of the Percentage Interests, for the purpose of addressing any matters on which the Members, as a whole or by

class, may vote. No annual or regular meetings of Members (or class of Members) are required, but if such meetings are held, they shall be noticed, held and conducted pursuant to any applicable requirements of the Act or as the Managers may otherwise determine in their sole and absolute discretion. Members may participate in any meeting through the use of conference telephones or similar communications equipment as long as all Members participating can hear one another. A Member so participating is deemed to be present in person at the meeting. Any action which may be taken by the Members at a meeting may also be taken without a meeting by written consent setting forth the action so taken, signed by Members entitled to vote on such action having not less than the minimum votes that would be necessary to authorize that action at a meeting duly called and noticed, assuming all Members (or Members of the class) are present and vote. The presence in person or by proxy of more than fifty percent (50%) of all of the Membership Units then outstanding, shall constitute a quorum at a meeting of the Members called for the purpose of voting on any matter on which the approval of the Members, is required to be obtained.

6.4 Limitation of Rights of Members. No Interest Holder shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; or (iii) demand or receive property in any distribution other than cash. Except as otherwise provided in this Agreement, no Interest Holder shall have priority over any other Interest Holder either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss, Nonrecourse Deductions, tax credits or Distributions of the Company.

6.5 Return of Distributions. In accordance with the Act, an Interest Holder may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Interest Holder.

7. AMENDMENTS

7.1 Amendment by Managers Without Member Consent. Except as otherwise specifically set forth herein, this Agreement and the Articles may be amended by the Manager, in the Manager's reasonable business judgment (without the consent of the Members), for any reason.

7.2 Amendment by Managers With Member Consent. Neither this Agreement nor the Articles may be amended by the Managers without the consent of the Members to be adversely affected by an amendment that:

(a) affects the limited liability of a Member;

(b) except as specifically provided in Section 7.1, alters a Member's interest in Net Income, Net Loss or Distributions, unless each Member's interest is altered proportionately; or

(c) affects the status of the Company as a partnership for federal income tax purposes.

8. TRANSFERS OF UNITS

8.1 Assignment of Units.

(a) Transfer of Units. Any Member or Profit Interest Holder may assign its Units with or without the consent of the Manager, provided such transfer is conducted in compliance with applicable securities laws, and the applicable provisions of this Agreement.

(b) Distributions, Allocations and Reports. An Assignee or a transferee of Units shall be entitled to receive Distributions from the Company attributable to the Units acquired by reason of such assignment from and after the effective day of the assignment of such Units to him, her or it; however, anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of Net Income or Net Loss, Distributions or transmittal of reports and notices required to be given to Members or Profit Interest Holders, as applicable, hereunder which are made in good faith to such assignor until such time as the written instrument of assignment has been received by the Company and recorded on its books, and the effective date of assignment has passed.

(c) Obligations Upon Transfer. A Member assigning any Membership Units to an Assignee shall not assign to, nor obligate itself to act on behalf of or upon the direction of that Assignee with regard to, the Member's right to (i) require any information from the Company or obtain accountings of the Company's activities, (ii) inspect the Company's books and records, or (iii) vote on any matter upon which a Member is entitled to vote pursuant to either this Agreement or any applicable law.

8.1 Drag Along Rights. If a third party (a "**Purchaser**") agrees to purchase, in a bona fide arm's length transaction, a sufficient number of Units from a Member sufficient to cause a Change in Control of the Company, the Member shall have the right to compel the Profit Interest Holders and other Members to participate in the sale to the Purchaser at the same time and on the same terms and conditions as offered to the Member. If the Member exercises the rights provided by this Section, the Member shall provide written notice to the Profit Interest Holders and other Members, at least 10 days prior to the consummation of the sale, setting forth (i) the name and address of the Purchaser and the number of Membership Units proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Purchaser (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and each of the Profit Interest Holders and other Member shall be required to sell a number of Profit Interest Units or Membership Units, as applicable, to the Purchaser equal to (x) the total number of Profit Interest Units or Membership Units, as applicable, owned by such Profit Interest Holder or Member, multiplied by (y) the percentage represented by the ratio of the number of Membership Units being sold by the Member to the total number of Membership Units owned by the Member. For purposes of this Agreement, a "**Change in Control**" shall be deemed to occur upon the bona fide sale of Membership Units of the Company, in one or a series of arms-length transactions, if less than a majority of the outstanding Membership Units immediately after such sale, are held in the aggregate by the holders of the outstanding Membership Units immediately prior to such sale.

8.2 Substituted Members. An Assignee of Membership Units may have the right to become a Substituted Member in place of his or her assignor only upon: (a) the Approval of Manager; (b) a duly executed and acknowledged written instrument of assignment shall have been filed with the Company, which instrument shall specify the Membership Units being assigned and, (c) the Assignee shall have executed and acknowledged such other instruments as may be necessary or desirable to effect such substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement.

9. ADMISSION OF NEW MEMBERS OR PROFIT INTEREST HOLDERS AND ISSUANCE OF ADDITIONAL UNITS

The Manager may admit new Members or Profit Interest Holders or issue additional Units to existing Members, Profit Interest Holders or Assignees, or create new classes of Units, on such terms as the Managers may determine from time to time; provided, however, that all existing Members' economic interests in the Company must be affected similarly (on a relative basis) unless otherwise agreed to by the adversely affected Members, and all Profit Interest Holders' economic interests in the Company must be

affected similarly (on a relative basis) unless otherwise agreed to by the adversely affected Profit Interest Holders. In any event, the Managers may, at any time, proportionately increase the number of Units held by all of the Interest Holders.

10. BOOKS AND RECORDS

10.1 Records. The Company shall keep at its corporate office in the State of Missouri, such documents required to be maintained by the Company under the Act.

10.2 Inspection, Reports and Audits. Upon the request of a Member in writing and with the stated purpose of the request, the Company shall permit, at a time reasonably convenient for the Company, a requesting Member, at such Member's expense, to inspect the information required to be maintained by Section 10.1. Such inspection shall be conducted at the Company's headquarters. To the extent permitted by applicable law, the inspection rights shall only be applicable to Members holding more than 10% of the Membership Units, and such Members may exercise such inspection right not more than once during any 12 month period. For purposes of clarity, Assignees and Interest Holders shall have no right to inspect the books and records of the Company.

11. DISSOLUTION AND TERMINATION OF THE COMPANY

11.1 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The Approval of the Managers with or without the approval of the Members;

(b) Entry of a decree of judicial dissolution pursuant to the Act; or

(c) A sale of all or substantially all of the assets of the Company and the corresponding receipt of the full consideration relating thereto.

11.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 11.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Missouri Secretary of State and file such certificate as required by the Act.

11.3 Distribution on Dissolution. Upon a dissolution event described in Section 11.1, the Managers shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

(c) To the Interest Holders pursuant to the distribution scheme set forth in Section 4.4(a).

12. INDEMNIFICATION

12.1 Limitation of Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company,

and no Interest Holder or Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an Interest Holder or Manager and/or officer.

12.2 Standard of Care. Neither the Managers nor any Interest Holder or officer of the Company shall have any personal liability whatsoever to the Company or to any Interest Holder of the Company or to any Affiliate or constituent owner of any Interest Holder on account of such Person's status as a Manager, Interest Holder or officer of the Company or by reason of such Person's acts or omissions in connection with the conduct of the business of the Company, so long as such Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company; provided, however, that nothing contained herein shall protect any such Person against any liability to which such Person would otherwise be subject by reason of any act or omission of such Person that involves actual fraud, breach of fiduciary duty or gross negligence.

12.3 Indemnification. The Company, its receiver or its trustee, shall indemnify, defend and hold harmless each of the Manager, Members and their respective Affiliates (each, an "**Indemnitee**" and together, the "**Indemnitees**") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business of the Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his or her course of conduct was in the reasonable business interests of the Company; and (b) the action did not constitute actual fraud, breach of fiduciary duty, or willful gross negligence by such Indemnitee; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for that insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person engaging in a similar business, and name the Indemnitees as additional or primary insured parties. The Company may, to the extent authorized from time to time by the Managers, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 12 with respect to the indemnification and advancement of expenses of the Manager, the Members and/or the officers of the Company.

12.4 Advancement of Expenses. The right to indemnification conferred in this Section 12 shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 12 or otherwise.

12.5 Nonexclusive Right. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 12 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Indemnitee.

12.6 Severability. If any provision of this Section 12 is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this Section 12 to provide indemnification to all Persons eligible hereunder to the fullest extent permitted under applicable law.

13. MISCELLANEOUS

13.1 Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Interest Holders, notwithstanding that all of the Interest Holders are not signatory to the original or the same counterpart.

13.2 Binding on Successors. This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Interest Holders.

13.3 Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

13.4 Notices. Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered or delivered via electronic mail, facsimile, or forty-eight (48) hours after mailing if such notice or demand is sent via overnight courier, or deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, return receipt requested, to the Company and to the Members at the addresses or fax number, as applicable, set forth below their signatures hereto or any subscription agreement executed by such party in connection with acquiring Units. Such addresses may only be changed by giving written notice of such change to all of the other parties hereto.

13.5 Captions. Section titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

13.6 Gender. Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include a company, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

13.7 Choice of Law. This Agreement shall be construed under the laws of the State of Missouri.

13.8 Entire Agreement. This Agreement contains the entire understanding among the Interest Holders and supersedes any prior written or oral agreements between them respecting the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between and among the Interest Holders relating to the subject matter of this Agreement that are not fully expressed herein.

13.9 Waiver. No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

13.10 Further Assurances. Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

13.11 Arbitration. If either party has a claim or controversy covered by this Agreement, such party shall give written notice to the other party, and within ten (10) business days of receiving the notice, the parties shall meet and attempt to resolve the dispute. If the parties are unable to resolve the dispute within ten (10) business days, the dispute shall be submitted to binding arbitration in the State of Missouri, under the rules and procedures of the American Arbitration Association. All fees and costs concerning the arbitration, including the arbitrator's fees and expenses and attorneys fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator.

13.12 Remedies. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO
AMENDED AND RESTATED OPERATING AGREEMENT FOR
RPS MANFACTURING, LLC]

IN WITNESS WHEREOF, the parties have signed this Agreement on the date first above written.

"Member"

____
Marcus McBain

EXHIBIT A

As of October 31, 2018

Member's Name	Initial Capital Contribution	Membership Units	Profit Interest Units	Percentage Interest
Marcus McBain 775 Valley View Dr Steelville, Missouri 65565	$80,000.00 + contract rights	800,000	0	100%